Logistic Properties of the Americas

Plaza Tempo, Edificio B

Oficina B1, Piso 2

San Rafael de Escazú,

San José, Costa Rica

March 11, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street N.E.

Washington, D.C. 20549

Re:	Logistic Properties of the Americas
Amendment No. 3 to Registration Statement on Form F-4
Filed March 6, 2024
File No. 333-275972

Ladies and Gentleman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Logistic Properties of the Americas hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. ET on Tuesday, March 12, 2024, or as soon as practicable thereafter.

Very truly yours,

/s/ Esteban Saldarriaga
Esteban Saldarriaga
Chief Executive Officer

cc:	Baker & McKenzie LLP
Ellenoff Grossman & Schole LLP